UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
TRANSATLANTIC HOLDINGS, INC.
(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.
(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011 and September 16, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 4. The Solicitation or Recommendation.
Background of the Offer.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “On September 16, 2011, Transatlantic received a letter from Berkshire reinstating Berkshire’s previous proposal to acquire Transatlantic for $52.00 per Transatlantic Common Share in cash. The letter also stated that the Berkshire proposal was open for acceptance until the close of business on Monday, September 19, 2011 and that Berkshire will not be renewing its offer. On September 19, 2011, Transatlantic issued a press release disclosing the Berkshire letter and noting, among other things, the Board’s belief that selling Transatlantic for cash at the substantial discount to book value represented by the Berkshire proposal simply would not deliver fair value to stockholders and that Berkshire has neither increased its $52.00 per Transatlantic Common Share proposal nor shown interest in conducting due diligence or holding discussions that could lead to a higher offer.”
Reasons for Recommendation.
     “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” is hereby amended and restated in its entirety as follows:
     “The Board considered the following factors in its evaluation of the Exchange Offer and in support of the Board’s recommendation that Transatlantic’s stockholders reject the Exchange Offer and not tender their Transatlantic Common Shares pursuant to the Exchange Offer:
The Exchange Offer Economically Disadvantages Transatlantic Stockholders
•	The Exchange Offer Does Not Adequately Reflect Transatlantic’s Contributions To The Combined Company. Transatlantic’s aggregate book value at June 30, 2011 was $4,234 million, and Validus’s was $3,408 million (excluding non-controlling interests). After adjusting for the approximately $500 million of cash consideration offered by Validus, Transatlantic’s adjusted book value of $3,734 million represents approximately 52% of the Transatlantic-Validus combined company’s aggregate book value. By contrast, the Exchange Offer only gives Transatlantic’s stockholders a 48% ownership in the Transatlantic-Validus combined company.

•	Validus Portrays The Exchange Offer As A “Book-for-Book” Exchange, But This Is Based On Erroneous Assumptions That Are Not Supported By Diligence. Transatlantic offered Validus the opportunity to conduct mutual due diligence, but Validus chose not to do so. Nonetheless, Validus continues to make unsubstantiated claims that Transatlantic’s reserves need to be increased by $500 million, and has reflected such flawed assumptions in calculating its proposed “book-for-book” exchange ratio, effectively reducing the value offered to Transatlantic stockholders by that amount. The Board is confident in Transatlantic’s reserves and believes that Validus’s proposed reserve adjustment is intended to benefit Validus’s shareholders at the expense of Transatlantic’s stockholders.
•	Transatlantic also notes that as of the close of business on September 19, 2011, the last trading day before the date of this Statement, Transatlantic Common Shares had a market value of $47.81 per share, and the consideration to be received by Transatlantic’s stockholders pursuant to the Exchange Offer had a market value of $46.57 per share. The market value of the consideration to be received in the Exchange Offer depends on the market price of the shares of Validus common stock on any given date and will fluctuate from day to day.
Materially Lower Book Value Per Share to Transatlantic Stockholders
•	Based on data as of June 30, 2011, we believe, after consulting with our financial advisors, that the Exchange Offer would result in an approximately 10% (or $6.61) reduction in book value per Transatlantic Common Share.
Less-Than-Optimal Domicile
•	While Validus is domiciled in a favorable tax jurisdiction, Bermuda is without a U.S. tax treaty. The resulting 30% withholding tax rate on dividend distributions from U.S. subsidiaries creates significant frictional costs as compared to the domiciles of other potential strategic partners.
Possibly Undercapitalized E.U. Subsidiary
•	The Company considered the fact that while Validus has stated that it does have a European Union subsidiary based in Ireland, Validus Re Europe Limited, Transatlantic has been unable to confirm that such subsidiary is adequately capitalized and can write business effectively in the European Union.
Potential Negative Impact On Ratings
•	We believe that a Transatlatic-Validus combined company would likely carry lower ratings than Transatlantic on a standalone basis. In that regard, we note the following:
•	Ratings Are A Competitive Advantage. Ratings impact the type and quality of business that can be written by an insurer or reinsurer. An S&P A+ financial strength rating allows an insurer or reinsurer to maximize its scale, brand and market position. With an S&P financial strength rating of A-, Validus has a lower financial strength rating than Transatlantic (S&P A+). Given the nature of the business written by Transatlantic, an A+ rating from S&P has significant value to Transatlantic.

•	Higher Catastrophe Loss Exposure At Validus. Validus has historically tolerated a higher cat exposure than Transatlantic. While this higher cat exposure can generate significant additional premiums, it increases volatility of earnings and capital.
The level of property catastrophe exposure is often expressed through a ratio of one-in-250-year event probable maximum loss (“PML”) to shareholders’ equity. As of June 30, 2011, the ratio of one-in-250 year event PML to shareholders’ equity was approximately 16% for Transatlantic and approximately 27% for Validus.

•	Higher Financial Leverage Limits Financial Flexibility. The $500 million of incremental leverage to fund the cash consideration in the Exchange Offer limits the Transatlantic-Validus combined company’s financial flexibility and exposes it to increased risk entering the peak wind season.
Meaningful Uncertainties Exist In The Exchange Offer
•	Lack of Due Diligence. Transatlantic has not conducted any due diligence on Validus, which is critical to assess the risk profile of the Transatlantic-Validus combined company. Transatlantic cannot determine without diligence of non-public information the adequacy of Validus’s reserves and claims exposure, the quality of its investment portfolio and its Solvency II readiness, among other things.
•	Exposure To Peak Wind Season Prior To Closing. Given Validus’s higher level of PMLs relative to Transatlantic, a severe peak wind season could disproportionately impact Validus’s book value per share—thereby impacting Transatlantic’s stockholders if the Exchange Offer is consummated.
•	Validus’s Synergies Are An Estimate And Could Vary Materially. Validus’s estimated synergies are based on high-level assumptions and approximations given that Validus has not had access to Transatlantic’s nonpublic information and has not had discussions with Transatlantic’s management regarding synergy estimates.
Other Considerations
•	No U.S. insurance company. Consummation of the Exchange Offer will not advance our objective of meaningfully broadening distribution to U.S. specialty business not available to reinsurers.

•	Cultural incompatibility. Validus has centralized underwriting, a stated distaste for the casualty business,[1] and a short, six-year operating history compared with our 30-plus years.

•	Potentially Difficult Integration. The Board believes, based on Validus’s past integration efforts, that the integration of Transatlantic and Validus could be potentially difficult and inefficient, which could lead to significant disruptions with customers and employees. In reaching this conclusion, the Board considered the significant employee attrition Validus reportedly experienced in previous acquisitions, and the importance of Transatlantic’s brokers in determining the future success of Transatlantic.

•	Quality of Transatlantic Franchise. The Board considered the quality and breadth of the Transatlantic franchise which has been built over more than 25 years and has an unparalleled global footprint with multiple industry leading franchises.
     In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered in recommending stockholders not tender their Transatlantic Common Shares pursuant to the Exchange Offer.”
Item 7. Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding the following disclosure:
     “In connection with the Share Repurchases, on September 19, 2011 Transatlantic entered into a Purchase Agreement (the “Purchase Agreement”) with Goldman, Sachs & Co. (“Goldman Sachs”) pursuant to which Transatlantic appointed Goldman Sachs as broker to acquire Transatlantic Common Shares. The Purchase Agreement was entered into pursuant to Rule 10b5-1(c)(1)(i) under the Exchange Act and will become effective on September 26, 2011. The Share Repurchases under the Purchase Agreement will be subject to specified parameters and certain price, market volume and timing constraints, as specified in the Purchase Agreement. Accordingly, there is no guarantee as to the exact number of Transatlantic Common Shares that will be repurchased under the Purchase Agreement. Under the terms of the Purchase Agreement, Transatlantic has agreed to pay Goldman Sachs a customary commission in connection with the Share Repurchases effected under the Purchase Agreement. In addition, Transatlantic has agreed to indemnify Goldman Sachs for certain liabilities arising out of the engagement.”

[1]	Source: quote from Q4 2010 transcript “We’ve chosen to avoid the casualty business specifically because rates are declining.” – Edward J. Noonan CEO Validus

Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(30)	Press Release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 19, 2011 (incorporated herein by reference).

(a)(31)	Investor Presentation, filed as Exhibit 99.2 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 19, 2011 (incorporated herein by reference).

(a)(32)	Press Release of Transatlantic Holdings, Inc., filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated September 20, 2011 (incorporated herein by reference).

Cautionary Note Regarding Forward-Looking Statements
     This Statement contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by risks that the terminated merger agreement with Allied World disrupts current plans and operations; risks that the unsolicited Validus exchange offer, consent solicitation and/or National Indemnity proposal disrupts current plans and operations; the ability to retain key personnel; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
Additional Information About the Validus Exchange Offer
     This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer commenced by Validus, Transatlantic has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information about the Validus Exchange Offer. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
Additional Information about the Validus Consent Solicitation
     On September 14, 2011, Validus filed a preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic board of directors. Transatlantic has filed with the SEC a preliminary consent revocation statement on Schedule 14A (the “Preliminary Revocation Statement”) in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Transatlantic, its directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: September 20, 2011